UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ASX ANNOUNCEMENT

29 October 2025

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

This notice is given by Elevra Lithium Limited (ACN 091 951 978) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) (“Elevra” or “Company”) under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

The Company has issued 287,500 new fully paid ordinary shares (Shares) at an issue price of $4.80 per Share to CG Nominees (Australia) Pty Ltd in satisfaction of remaining underwriting fees owned to Canaccord Genuity (Australia) Limited in connection with the conditional institutional placement announced by the Company on 19 November 2024 and approved by the Company shareholders at the Extraordinary General Meeting on 31 July 2025.

In relation to the issuance of Shares, the Company advises that:

a.	The Shares the subject of this notice were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

b.	This notice is being given under section 708A(5)(e) of the Corporations Act;

c.	As at the date of this notice, the Company has complied with:

i.	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

ii.	sections 674 and 674A of the Corporations Act; and

d.	As at the date of this notice, there is no “excluded information” of the type referred to in sections 708A(7) or 708A(8) of the Corporations Act.

Announcement authorised for release by Elevra’s Managing Director.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 30, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel